Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

(All dollar amounts in United States dollars (US$))

GOLDCORP ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION
FOR CONVERTIBLE NOTE OFFERING

Vancouver, British Columbia, June 2, 2009 – Goldcorp Inc. (NYSE: GG; TSX: G) announced today that the initial purchasers of its previously announced private offering of 2% convertible senior notes due 2014 have exercised their over-allotment option to purchase an additional $112.5 million principal amount of notes.  In the aggregate, $862.5 million principal amount of notes will be issued on closing.  The closing of the offering of the notes is expected to occur on or about June 5, 2009, subject to the satisfaction of customary closing conditions, including approval of the Toronto Stock Exchange and the New York Stock Exchange.

The notes and the common shares issuable upon conversion of the notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.  Offers and sales of the notes in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.

For further information, please contact:

Jeff Wilhoit
VP, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: (604) 696-3074
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com